Exhibit 99.1

Okeanis Eco Tankers Corp. – Unaudited Condensed Financial Statements for the Fourth Quarter and Twelve Month Period of 2023

ATHENS, GREECE, February 29, 2024 – Okeanis Eco Tankers Corp. (“OET” or “Company”) (NYSE:ECO / OSE:OET) today reported unaudited condensed financial statements for the fourth quarter and twelve month period of 2023, which are attached to this press release.

Selected Q4 2023 and Recent Highlights:

•	Time charter equivalent ("TCE", a non-IFRS measure*) revenue and Adjusted EBITDA (a non-IFRS measure*) of $58.4 million and $44.2 million, respectively. Adjusted profit and Adjusted earnings per share (non-IFRS measures*) for the period of $20.4 million or $0.63 per basic & diluted share.

•	Fleetwide daily TCE rate of $45,400 per operating day; VLCC and Suezmax TCE rates of $45,200 and $45,600 per operating day, respectively.

•	Daily vessel operating expenses (“opex”, a non-IFRS measure*) of $9,105 per calendar day, including management fees.

•	In Q1 2024 to date, 76% of the available VLCC spot days have been booked at an average TCE rate of $73,900 per day and 88% of the available Suezmax spot days have been booked at an average TCE rate of $58,800 per day.

•	The Company paid an amount of approximately $19.3 million or $0.60 per share in November 2023 as a dividend classified for accounting purposes as a return of paid-in capital.

•	On January 26, 2024, we entered into amendments to the existing sale and leaseback agreements for the VLCC vessels Nissos Kea and Nissos Nikouria (the “Existing Leases Amendments”) with CMB Financial Leasing. The Existing Leases Amendments, effective from the first quarter of 2024, provide for a reduction of the pricing of the variable amount of charterhire payable thereunder to 200 basis points over the applicable Term SOFR on both vessels, extend maturities to December 2030 for the Nissos Kea and March 2031 for the Nissos Nikouria, and eliminate the previously stipulated early prepayment fees in the case of exercise of the purchase options by the Company after the first year.

•	On January 29, 2024, we entered into a new sale and leaseback agreement of approximately $73.5 million for the VLCC vessel Nissos Anafi (the “Anafi Lease”) with CMB Financial Leasing. The agreement provides for a bareboat charter with the charterhire being paid on a quarterly basis, is priced at 190 basis points over the applicable Term SOFR and matures in seven years. The Anafi Lease includes purchase options for the Company after the first year and throughout the tenor of the lease and is guaranteed by the Company.

•	On January 31, 2024, we entered into a new $34.7 million senior secured credit facility with a syndicate led by Kexim Asia Limited to finance the option to purchase back, in February 2024, the Suezmax vessel Milos from its current sale and lease back financier. The facility is repaid quarterly, matures in six years, is priced at 175 basis points over the applicable Term SOFR, is secured by the Milos, and is guaranteed by the Company.

*The Company uses certain financial information calculated on a basis other than in accordance with generally accepted accounting principles, including TCE, Adjusted EBITA, Adjusted profit, Adjusted earnings per share, and opex. For a reconciliation of these non-IFRS measures please refer to the end of the attached report.

Declaration of Q4 2023 capital return:

The Board of Directors declared a dividend of $0.66 per share to shareholders. Dividends payable to shares registered in the Euronext VPS will be distributed in NOK. The cash payment will be recorded for accounting purposes as a return of paid-in-capital and will be paid on March 22, 2024 to shareholders of record as of March 11, 2024. The shares will be traded ex-capital distribution as from and including March 8, 2024. Due to the implementation of Central Securities Depository Regulation (CSDR) in Norway, dividends payable on shares registered with Euronext VPS are expected to be distributed to Euronext VPS shareholders on or about March 27, 2024.

A presentation related to our results can be found on our website: http://www.okeanisecotankers.com/reports/.

Information found on our website is not incorporated by reference into this press release.

OET will be hosting a conference call and webcast at 13:30 CET on Thursday February 29, 2024, to discuss the Q4 2023 results. Participants may access the conference call using the below dial-in details:

•	Norway: +47 2 156 3318

•	USA: +1 786 697 3501

•	Standard International Access: +44 (0) 33 0551 0200

•	Password: Okeanis

The webcast will include a slide presentation and will be available on the following link:

https://channel.royalcast.com/landingpage/okeanis/20240229_1/

An audio replay of the conference call will be available on our website:

http://www.okeanisecotankers.com/reports/

Contacts

Company:

Iraklis Sbarounis, CFO

Tel: +30 210 480 4200

ir@okeanisecotankers.com

Investor Relations / Media Contact:

Nicolas Bornozis, President

Capital Link, Inc.

230 Park Avenue, Suite 1540, New York, N.Y. 10169

Tel: +1 (212) 661-7566

okeanisecotankers@capitallink.com

About OET

OET is a leading international tanker company providing seaborne transportation of crude oil and refined products. The Company was incorporated on April 30, 2018 under the laws of the Republic of the Marshall Islands and is listed on Oslo Børs under the symbol OET and the New York Stock Exchange under the symbol ECO. The sailing fleet consists of six modern scrubber-fitted Suezmax tankers and eight modern scrubber-fitted VLCC tankers.

Forward-Looking Statements

This communication contains “forward-looking statements”, including as defined under U.S. federal securities laws. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts or that are not present facts or conditions. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “hope,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. The Company’s actual results could differ materially from those anticipated in forward-looking statements for many reasons, including as described in the Company’s filings with the U.S. Securities and Exchange Commission. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Factors that could cause actual results to differ materially include, but are not limited to, the Company's operating or financial results; the Company's liquidity, including its ability to service its indebtedness; competitive factors in the market in which the Company operates; shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations; broader market impacts arising from war (or threatened war) or international hostilities; risks associated with pandemics (including COVID-19), including effects on demand for oil and other products transported by tankers and the transportation thereof; and other factors listed from time to time in the Company's filings with the U.S. Securities and Exchange Commission. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based. You should, however, review the factors and risks the Company describes in the reports it files and furnishes from time to time with the U.S. Securities and Exchange Commission, which can be obtained free of charge on the U.S. Securities and Exchange Commission’s website at www.sec.gov.

This information is subject to the disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act.

Okeanis Eco Tankers Corp. Reports Financial Results for the Fourth Quarter and Twelve-Month Period of 2023

GREECE, February 29, 2024 – Okeanis Eco Tankers Corp. (together with its subsidiaries, unless context otherwise dictates, “OET” or the “Company”) (NYSE:ECO, OSE: OET) today reported unaudited condensed financial results for the fourth quarter and twelve-month period of 2023.

Financial performance

•	Revenues for Q4 2023 of $91.7 million, down from $110.2 million in Q4 2022

•	Profit for Q4 2023 of $21.3 million, down from $48.4 million in Q4 2022

•	Earnings per share for Q4 2023 of $0.66, down from $1.50 for Q4 2022

•	Cash (including restricted cash) of $54.9 million as of December 31, 2023, compared to $88.3 million as of December 31, 2022

Alternative performance metrics

•	Time charter equivalent ("TCE", a non-IFRS measure*) revenue for Q4 2023 of $58.4 million, down from $82.2 million in Q4 2022

•	Adjusted profit* and Adjusted earnings per share* (non-IFRS measures*) for the period of $20.4 million or $0.63 per basic and diluted share.

•	Fleetwide daily TCE rate of $45,400 per operating day; VLCC and Suezmax TCE rates of $45,200 and $45,600 per operating day, respectively.

•	Daily vessel operating expenses (“opex”, a non-IFRS measure) of $9,105 per calendar day, including management fees.

•	In Q1 2024 to date, 76% of the available VLCC spot days have been booked at an average TCE rate of $73,900 per day and 88% of the available Suezmax spot days have been booked at an average TCE rate of $58,800 per day.

*The Company uses certain financial information calculated on a basis other than in accordance with generally accepted accounting principles, including TCE, Adjusted EBITA, Adjusted profit, Adjusted earnings per share, and opex. For a reconciliation of these non-IFRS measures please refer to the end of this report.

Declaration of 4Q 2023 capital return

The Board of Directors declared a dividend of $0.66 per share to shareholders. Dividends payable to shares registered in the Euronext VPS will be distributed in NOK. The cash payment will be recorded for accounting purposes as a return of paid-in-capital and will be paid on March 22, 2024 to shareholders of record as of March 11, 2024. The shares will be traded ex-capital distribution as from and including March 8, 2024. Due to the implementation of Central Securities Depository Regulation (CSDR) in Norway, dividends payable on shares registered with Euronext VPS are expected to be distributed to Euronext VPS shareholders on or about March 27, 2024.

Financial results overview

		Q4 2023	Q4 2022	12M 2023	12M 2022	YoY Change
Commercial Performance	VLCC Daily TCE*	$45,200	$65,400	$61,700	$36,400	70%
	Suezmax Daily TCE*	$45,600	$61,600	$55,900	$44,600	25%
	Fleetwide Daily TCE*	$45,400	$63,800	$59,300	$40,000	48%
	Fleetwide Daily Opex*	$9,105	$8,369	$9,069	$8,242	10%
	Time Charter Coverage*	11%	29%	20%	40%	(50)%

		Q4 2023	Q4 2022	12M 2023	12M 2022	YoY Change
Income Statement	TCE Revenue*	$58.4	$82.2	$297.8	$193.5	54%
USDm exc. EPS	Adjusted EBITDA*	$44.2	$69.8	$241.5	$148.1	63%
	Adjusted Profit*	$20.4	$48.6	$145.0	$84.5	72%
	Adjusted Earnings Per Share*	$0.63	$1.51	$4.50	$2.62	72%

		12M 2023	12M 2022	YoY Change
Balance Sheet	Total Interest Bearing Debt	$693.3	$739.0	(6)%
USDm	Total Cash (incl. Restricted Cash)	$54.9	$88.3	(38)%
	Total Assets	$1,129.1	$1,183.4	(5)%
	Total Equity	$408.1	$422.2	(3)%
	Leverage**	61%	61%	0%

**Leverage is calculated as net debt over net debt plus equity.

Key information and management commentary

•	The Company paid an amount of approximately $19.3 million or $0.60 per share in November 2023 as a dividend classified for accounting purposes as a return of paid-in capital.

•	On November 1, 2023, the Group amended and restated its management agreements with Kyklades Maritime Corporation (“Kyklades” or “KMC”) as technical manager. Kyklades provides the vessels with a wide range of shipping services including technical support, maintenance and insurance consulting in exchange for a daily fee of $900 per vessel, which is reflected under management fees in the consolidated statement of profit or loss and other comprehensive income.

•	On December 6, 2023, the Company’s registration statement filed with the U.S. Securities and Exchange Commission (“SEC”) was declared effective. On December 11, 2023, the Company’s shares began primarily trading on the New York Stock Exchange (“NYSE”), simultaneously with their trading on the Oslo Bors, that is currently considered as the Company’s secondary listing.

•	TCE revenue in Q4 2023 decreased by 29%, compared to Q4 2022, due to a corresponding decrease in TCE rates.

•	Voyage expenses for Q4 2023 of $32.2 million, up from $26.7 million in Q4 2022. The 21% increase is attributable to the higher spot exposure and bunker fuel consumption.

•	Interest and finance costs for Q4 2023 of $15.1 million, up from $13.1 million in Q4 2022. The increase is attributable to the higher prevailing SOFR rates in Q4 2023. Total indebtedness as of December 31, 2023, was $693.3 million, a 6% decrease compared to the prior year.

•	The Company recorded a profit of $21.3 million in Q4 2023, compared to a profit of $48.4 million in Q4 2022. The decrease derives mainly from the lower revenues generated from operations, the higher interest expense, and the higher administrative expenses due to the NYSE listing incurred.

Fleet

As of December 31, 2023, the Company’s fleet was comprised of the following 14 vessels with an average age of 4 years and aggregate capacity of approximately 3.5 million deadweight tons:

•	six Suezmax vessels with an average age of 5 years; and

•	eight VLCC vessels with an average age of 4 years.

Presentation

OET will be hosting a conference call and webcast at 13:30 CET on Thursday February 29, 2024, to discuss the Q4 2023 results. Participants may access the conference call using the below dial-in details:

Norway: +47 2 156 3318

USA: +1 786 697 3501

Standard International Access: +44 (0) 33 0551 0200

Password: Okeanis

The webcast will include a slide presentation and will be available on the following link:

https://channel.royalcast.com/landingpage/okeanis/20240229_1/

An audio replay of the conference call will be available on our website:

http://www.okeanisecotankers.com/reports/

Disclaimer

The Company has not finalized its financial statement closing process for the year ended December 31, 2023. During the course of this process, the Company may identify items that would require it to make adjustments, which may be material to the information provided below. As a result, the information below constitutes forward-looking statements and is subject to risks and uncertainties, including possible adjustments to the preliminary results disclosed below (see also “Forward-Looking Statements”).

Recent financial developments

Liquidity update

Vessel	Outstanding Balance as of December 31, 2023	Interest Rate as of December 31, 2023 (SOFR(S)+Margin)**
Milos	$34,772,316	S+5.84%
Poliegos	32,024,533	S+7.01%
Kimolos	31,921,346	S+1.90%
Folegandros	31,921,346	S+1.90%
Nissos Sikinos	40,894,944	S+1.85%
Nissos Sifnos	40,893,137	S+1.85%
Nissos Rhenia	54,388,584	S+5.21%
Nissos Despotiko	54,715,439	S+5.21%
Nissos Donoussa	57,960,068	S+2.50%
Nissos Kythnos	57,960,068	S+2.50%
Nissos Keros	44,152,887	S+1.90%
Nissos Anafi	44,268,892	S+2.09%
Nissos Kea	82,790,354	S+2.66%(*)
Nissos Nikouria	84,585,034	S+2.67%(*)
Total	$693,248,948	S+3.15%

* Weighted average between primary lender margin & Sponsor debt fixed rate

** Post the transition from LIBOR to SOFR as the base rate, certain financings include an applicable Credit Adjustment Spread (“CAS”) on top of the SOFR base rate

On June 27, 2023, we entered into a $113 million senior secured credit facility with ABN AMRO Bank N.V. to refinance existing indebtedness secured over the VLCC vessel Nissos Keros and the Suezmax vessels Kimolos and Folegandros. The facility is repaid quarterly, matures in five years, is priced at 190 basis points (“bps”) over the applicable Term SOFR, is secured by the Nissos Keros , Kimolos and Folegandros, and is guaranteed by the Company. Also, on June 27, 2023, the Company prepaid its scrubber financing amounting to $1.4 million.

On September 11, 2023, we entered into a new $84 million senior secured credit facility with Credit Agricole Corporate and Investment Bank, to refinance existing indebtedness secured over the Suezmax vessels Nissos Sikinos and Nissos Sifnos. The facility is repaid quarterly, matures in six years, is priced at 185 basis points over the applicable Term SOFR, is secured by the Nissos Sikinos and the Nissos Sifnos, and is guaranteed by the Company.

On January 26, 2024, we entered into amendments to the existing sale and leaseback agreements for the VLCC vessels Nissos Kea and Nissos Nikouria (the “Existing Leases Amendments”) with CMB Financial Leasing. The Existing Leases Amendments, effective from the first quarter of 2024, provide for a reduction of the pricing of the variable amount of charterhire payable thereunder to 200 basis points over the applicable Term SOFR on both vessels, extend maturities to December 2030 for the Nissos Kea and March 2031 for the Nissos Nikouria, and eliminate the previously stipulated early prepayment fees in the case of exercise of the purchase options by the Company after the first year.

On January 29, 2024, we entered into a new sale and leaseback agreement of approximately $73.5 million for the VLCC vessel Nissos Anafi (the “Anafi Lease”) with CMB Financial Leasing.  The agreement provides for a bareboat charter with the charterhire being paid on a quarterly basis, is priced at 190 basis points over the applicable Term SOFR and matures in seven years. The Anafi Lease includes purchase options for the Company after the first year and throughout the tenor of the lease and is guaranteed by the Company.

On January 31, 2024, we entered into a new $34.7 million senior secured credit facility with a syndicate led by Kexim Asia Limited to finance the option to purchase back, in February 2024, the Suezmax vessel Milos from its current sale and lease back financier. The facility is repaid quarterly, matures in six years, is priced at 175 basis points over the applicable Term SOFR, is secured by the Milos, and is guaranteed by the Company.

Related parties’ update

Amendments to management agreements

Technical management agreements

On November 1, 2023, the Company amended and restated its technical management agreements with KMC. The amended and restated technical management agreements, among others, retain the right to terminate for convenience, subject to a 36-month advance written notice, in addition to either party being able to terminate for cause. Furthermore, KMC has the right to terminate each technical management agreement, subject to 30-days advance written notice, in the event of a change of control of the relevant ship-owning entity without KMC’s consent. In each case, unless the cause for termination is KMC’s failure to meet its obligations under the relevant technical management agreement, the Company is required to continue payment of the management fees thereunder for 36 months from the termination date (or, if a notice of termination for convenience has preceded such for cause termination, 36 months from the date of such notice). If required by KMC, the daily fee may be increased in line with the relevant annual inflation rates.

Shared Services Agreement

In addition, our wholly owned subsidiary, OET Chartering Inc., has entered into a shared services agreement with KMC to document the mutual exchange of business support in respect of the management of our vessels by way of corporate, accounting, financial and other operational and administrative services. The shared services agreement does not provide for any additional fee payable. The agreement may be terminated by either party thereto (i) for cause, immediately upon written notice or (ii) for any other reason, upon two months’ written notice.

Share capital and distributions

In March 2023, the Company distributed an amount of approximately $40.2 million or $1.25 per share via a dividend that is classified as a return of paid-in-capital.

In June 2023, the Company distributed an amount of approximately $51.5 million or $1.60 per share via a dividend that is classified as a return of paid-in-capital.

In September 2023, the Company distributed an amount of approximately $48.3 million or $1.50 per share via a dividend that is classified as a return of paid-in-capital.

In November 2023, the Company distributed an amount of approximately $19.3 million or $0.60 per share via a dividend that is classified as a return of paid-in-capital.

On February 29, 2024, the Company had 32,194,108 shares outstanding (net of 695,892 treasury shares).

Other information

On January 10, 2024, the Company announced the publication of its 2nd Environmental, Social and Governance Report (the “2022 ESG Report”). The 2022 ESG Report is not incorporated by reference herein.

Unaudited condensed consolidated statements of comprehensive income

	For the Three months ended December 31,		For the Twelve months ended December 31,
USD	2023	2022	2023	2022
Revenue	$91,670,520	$110,236,872	$413,096,606	$270,972,421

Operating expenses
Commissions	(1,026,026)	(1,417,563)	(5,757,159)	(3,382,419)
Voyage expenses	(32,219,988)	(26,666,920)	(109,559,239)	(74,086,221)
Vessel operating expenses	(10,568,601)	(9,620,319)	(41,742,285)	(35,740,460)
Management fees	(1,159,200)	(1,159,200)	(4,599,000)	(4,381,200)
Depreciation	(10,277,065)	(10,166,315)	(40,382,628)	(37,962,924)
General and administrative expenses	(2,506,628)	(1,587,644)	(9,933,373)	(5,296,523)
Total operating expenses	($57,757,508)	($50,617,961)	($211,973,684)	($160,849,747)
Operating profit	$33,913,012	$59,618,911	$201,122,922	$110,122,674

Other income / (expenses)
Interest income	906,536	358,067	4,104,564	721,528
Interest and other finance costs	(15,095,290)	(13,110,748)	(61,179,066)	(38,081,975)
Unrealized net gain/(loss) on derivatives	857,614	(171,012)	229,373	45,960
Realized (loss)/gain on derivatives	(24,739)	739,868	300,262	11,436,481
Foreign exchange gain	703,301	992,320	672,969	315,327
Total other expenses, net	($12,652,578)	($11,191,505)	($55,871,898)	($25,562,679)

Profit for the period	$21,260,434	$48,427,406	$145,251,024	$84,559,995

Other comprehensive income	(1,302)	(2,456)	(1,302)	(2,456)
Total comprehensive income for the period	$21,259,132	$48,424,950	$145,249,722	$84,557,539

Profit attributable to the owners of the Group	$21,260,434	$48,427,406	$145,251,024	$84,559,995
Total comprehensive income attributable to the owners of the Group	$21,259,132	$48,424,950	$145,249,722	$84,557,539

Earnings per share - basic & diluted	$0.66	$1.50	$4.51	$2.63
Weighted average no. of shares - basic & diluted	32,194,108	32,194,108	32,194,108	32,202,394

Unaudited condensed consolidated statements of financial position

	As of	As of
USD	December 31, 2023	December 31, 2022
ASSETS
Non-current assets
Vessels, net	$988,068,180	$1,024,296,035
Other fixed assets	87,252	132,223
Restricted cash	3,010,000	4,510,000
Total non-current assets	$991,165,432	$1,028,938,258
Current assets
Inventories	$25,354,017	$17,010,531
Trade and other receivables	57,336,089	49,630,484
Claims receivable	115,528	108,391
Prepaid expenses and other current assets	3,037,366	3,245,055
Current accounts due from related parties	-	449,629
Derivative financial instruments	229,373	209,238
Current portion of restricted cash	1,884,852	2,417,779
Cash & cash equivalents	49,992,391	81,345,877
Total current assets	$137,949,616	$154,416,984
TOTAL ASSETS	$1,129,115,048	$1,183,355,242
SHAREHOLDERS' EQUITY & LIABILITIES
Shareholders' equity
Share capital	$32,890	$32,890
Additional paid-in capital	121,064,014	280,424,849
Treasury shares	(4,583,929)	(4,583,929)
Other reserves	(29,908)	(28,606)
Retained earnings	291,649,081	146,398,057
Total shareholders' equity	$408,132,148	$422,243,261
Non-current liabilities
Long-term borrowings, net of current portion	$615,333,863	$668,236,463
Retirement benefit obligations	32,692	23,937
Total non-current liabilities	$615,366,555	$668,260,400
Current liabilities
Trade payables	$23,522,506	$11,771,964
Accrued expenses	3,485,042	6,024,899
Deferred revenue	-	4,255,500
Current accounts due to related parties	659,974	-
Current portion of long-term borrowings	77,948,823	70,799,218
Total current liabilities	$105,616,345	$92,851,581
TOTAL LIABILITIES	$720,982,900	$761,111,981
TOTAL SHAREHOLDERS' EQUITY & LIABILITIES	$1,129,115,048	$1,183,355,242

Unaudited condensed consolidated statement of changes in shareholders’ equity

			Additional
USD, except share amounts	Number of shares	Share capital	paid-in capital	Treasury Shares	Other Reserves	Retained Earnings	Total
Balance - January 1, 2022	$32,316,681	$32,890	$300,019,846	($3,571,790)	($26,150)	$61,838,062	$358,292,858
Profit for the period	-	-	-	-	-	84,559,995	84,559,995
Acquisition of treasury shares	(122,573)	-	-	(1,012,139)	-	-	(1,012,139)
Capital distribution	-	-	(19,594,997)	-	-	-	(19,594,997)
Other comprehensive loss for the year	-	-	-	-	(2,456)	-	(2,456)
Balance - January 1, 2023	$32,194,108	$32,890	$280,424,849	($4,583,929)	($28,606)	$146,398,057	$422,243,261
Profit for the period	-	-	-	-	-	145,251,024	145,251,024
Capital distribution	-	-	(159,360,835)	-	-	-	(159,360,835)
Other comprehensive loss for the year	-	-	-	-	(1,302)	-	(1,302)
Balance - December 31, 2023	$32,194,108	$32,890	$121,064,014	($4,583,929)	($29,908)	$291,649,081	$408,132,148

Unaudited condensed consolidated statements of cash flows

	For the Three months ended December 31,		For the Twelve months ended December 31,
USD	2023	2022	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES
Profit for the period	$21,260,434	$48,427,406	$145,251,024	$84,559,995

Adjustments to reconcile profit to net cash provided by operating activities:
Depreciation	10,277,065	10,166,315	40,382,628	37,962,924
Interest expense	14,827,418	12,687,814	58,680,985	35,077,293
Amortization of loan financing fees	246,587	277,524	1,994,191	1,693,117
Unrealized (gain)/loss, net on derivatives	(354,074)	441,238	(20,135)	2,941,529
Interest income	(906,536)	(358,067)	(4,104,564)	(721,528)
Foreign exchange differences	(664,180)	130,794	(712,765)	(339,622)
Other non-cash items	(9,595)	6,643	(43,323)	6,643
Total reconciliation adjustments	$23,416,685	$23,352,261	$96,177,017	$76,620,356

Changes in working capital:
Trade and other receivables	(19,697,846)	(24,748,967)	(5,853,175)	(42,241,830)
Prepaid expenses and other current assets	(1,204,973)	877,990	(824,682)	(1,235,237)
Inventories	(1,110,339)	5,417,749	(8,343,486)	(4,380,000)
Trade payables	(1,568,836)	(7,522,439)	10,958,162	(2,901,680)
Accrued expenses	(71,859)	630,947	(530,625)	871,637
Deferred revenue	(1,790,250)	907,500	(4,255,500)	4,255,500
Claims receivable	(5,332)	55,265	(7,137)	152,702
Collections from related parties	223,634	-	1,109,603	-
Interest paid	(15,605,318)	(11,792,277)	(59,649,091)	(33,181,517)
Total changes in working capital	($40,831,119)	($36,174,232)	($67,395,931)	($78,660,425)
Net cash provided by operating activities	$3,846,000	$35,605,435	$174,032,110	$82,519,926

CASH FLOWS FROM INVESTING ACTIVITIES
(Payments to)/Collections from related parties	-	(70,837)	-	620,472
Decrease/(increase) in restricted cash	674,033	(182,064)	2,032,927	421,664
Dry-dock expenses	(1,886,973)	(185,027)	(3,306,052)	(1,536,579)
Payments for vessels and vessels under construction	-	-	-	(178,601,323)
Interest received	511,197	340,952	2,233,711	375,636
Net cash (used in)/provided by investing activities	($701,743)	($96,976)	$960,586	($178,720,130)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from long-term borrowings	-	-	197,000,000	306,298,000
Repayments of long-term borrowings	(11,011,655)	(12,366,962)	(243,355,165)	(144,294,604)
Capital distribution	(19,316,465)	(9,798,167)	(159,360,835)	(19,594,997)
Payments of loan financing fees	-	-	(1,350,000)	(1,732,860)
Payments to related parties	-	(729,253)	-	(698,153)
Acquisition of treasury stock	-	-	-	(1,012,139)
Net cash (used in)/provided by financing activities	($30,328,120)	($22,894,382)	($207,066,000)	$138,965,247
Effects of exchange rate changes of cash held in foreign currency	674,824	(70,695)	719,818	397,680
Net change in cash and cash equivalents	(27,183,863)	12,614,077	(32,073,304)	42,765,043
Cash and cash equivalents at beginning of period	76,501,430	68,802,495	81,345,877	38,183,154
Cash and cash equivalents at end of period	$49,992,391	$81,345,877	$49,992,391	$81,345,877

USE AND RECONCILIATION OF ALTERNATIVE PERFORMANCE MEASURES

The Group evaluates its vessels’ operations and financial results, principally by assessing their revenue generation (and not by the type of vessel, employment, customer or type of charter). Among others, TCE, EBITDA, Adjusted EBITDA, Daily Opex, Adjusted Profit and Adjusted Earnings per share, are used as key performance indicators.

Daily TCE

The Daily Time Charter Equivalent Rate (“TCE rate”) is a measure of the average daily revenue performance of a vessel. The TCE rate is not a measure of revenue under generally accepted accounting principles (i.e., it is a non-GAAP measure) or IFRS and should not be considered as an alternative to any measure of revenue and financial performance presented in accordance with IFRS. We calculate the TCE rate by dividing revenues (time charter and/or voyage charter revenues), less commission and voyage expenses, by the number of operating days (calendar days less scheduled and unscheduled aggregate technical off-hire days less off-hire days due to unforeseen circumstances) during that period. Our calculation of the TCE rates may not be comparable to that reported by other companies. We define calendar days as the total number of days the vessels were in our possession for the relevant period. Calendar days are an indicator of the size of our fleet during the relevant period and affect the amount of expenses that we record during that period. We define operating days as the number of calendar days in a period less any scheduled or unscheduled days that our vessels are off-hire due to unforeseen technical and commercial circumstances. We and the shipping industry uses operating days to measure the aggregate number of days in a period that our vessels actually generate revenues. The period a vessel is not being chartered or is unable to perform the services for which it is required under a charter is ” off-hire”.

We use the TCE rates because it provides a means of comparison between different types of vessel employment and, therefore, assists in evaluating their financial performance and in our decision-making process regarding the deployment and use of our vessels and in evaluating our financial performance. We believe the TCE rate provides additional meaningful information in conjunction with vessel operating expenses, the most directly comparable GAAP and IFRS measure, because it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. The TCE Rate is a measure used to compare period-to-period changes in a company’s performance and, management believes that the TCE Rate provides meaningful information to our investors.

The following table sets forth our computation of TCE rates, including a reconciliation of revenues to the TCE rates (unaudited) for the periods presented:

	For the Three months ended December 31,		For the Twelve months ended December 31,
USD	2023	2022	2023	2022
Revenue	$91,670,520	$110,236,872	$413,096,606	$270,972,421
Voyage expenses	(32,219,988)	(26,666,920)	(109,559,239)	(74,086,221)
Commissions	(1,026,026)	(1,417,563)	(5,757,159)	(3,382,419)
Time charter equivalent revenue	$58,424,506	$82,152,389	$297,780,208	$193,503,781
Calendar days	1,288	1,288	5,110	4,868
Off-hire days	-	-	(87)	(35)
Operating days	1,288	1,288	5,023	4,833
Daily TCE	$45,361	$63,783	$59,281	$40,040

EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted Earnings per share

Earnings before interest, tax, depreciation and amortization (EBITDA) is an alternative performance measure, derived directly from the statement of profit or loss and other comprehensive income by adding back to profit/(loss) depreciation, amortization, interest and finance costs and subtracting interest and other income. Adjusted EBITDA is defined as EBITDA before non-recurring items, unrealized losses/(gains) on derivatives, realized losses/(gains) on derivatives, foreign exchange (gains)/losses, impairment loss and gain/(loss) on disposal of vessels. Adjusted profit/(loss) is defined as reported profit/(loss) before non-recurring items, unrealized losses/(gains) on derivatives, impairment loss and gain/(loss) on disposal of vessels. Adjusted earnings/(loss) per share is defined as adjusted profit/(loss) divided by the weighted average number of common shares outstanding in the period. Furthermore, EBITDA, adjusted EBITDA, adjusted profit/(loss) and adjusted earnings/(loss) per share have certain limitations in use and should not be considered alternatives to reported profit/(loss), operating profit, cash flows from operations, earnings per share or any other GAAP or IFRS measure of financial performance. EBITDA, adjusted EBITDA, adjusted profit/(loss) and adjusted earnings/(loss) per share exclude some, but not all, items that affect profit/(loss).

EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted Earnings per share are used as supplemental financial measures by management and external users of financial statements to assess our operating performance. We believe that EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted Earnings per share assist our management and our investors by providing useful information that increases the comparability of our operating performance from period to period and against our previous performance and the operating performance of other companies in our industry that provide relevant information.

Our method of computing EBITDA, Adjusted EBITDA, Adjusted profit/(loss) and Adjusted earnings/(loss) per share may not be consistent with similarly titled measures of other companies and, therefore, might not be comparable with other companies.

The following table sets forth a reconciliation of profit to EBITDA (unaudited) and adjusted EBITDA (unaudited) for the periods presented:

	For the Three months ended December 31,		For the Twelve months ended December 31,
USD	2023	2022	2023	2022
Profit for the period	$21,260,434	$48,427,406	$145,251,024	$84,559,995
Depreciation	10,277,065	10,166,315	40,382,628	37,962,924
Interest and finance costs	15,095,290	13,110,748	61,179,066	38,081,975
Interest income	(906,536)	(358,067)	(4,104,564)	(721,528)
EBITDA	$45,726,253	$71,346,402	$242,708,154	$159,883,366
Unrealized net (gain)/loss on derivatives	(857,614)	171,012	(229,373)	(45,960)
Realized net loss/(gain) on derivatives	24,739	(739,868)	(300,262)	(11,436,481)
Foreign exchange gain	(703,301)	(992,320)	(672,969)	(315,327)
Adjusted EBITDA	$44,190,077	$69,785,226	$241,505,550	$148,085,598

The following table sets forth a reconciliation of profit to adjusted profit (unaudited) and a computation of adjusted earnings per share (unaudited) for the periods presented:

	For the Three months ended December 31,		For the Twelve months ended December 31,
USD	2023	2022	2023	2022
Profit for the period	$21,260,434	$48,427,406	$145,251,024	$84,559,995
Unrealized net (gain)/loss on derivatives	(857,614)	171,012	(229,373)	(45,960)
Adjusted Profit	$20,402,820	$48,598,418	$145,021,651	$84,514,035
Weighted average number of common shares outstanding in the period	32,194,108	32,194,108	32,194,108	32,202,394
Adjusted earnings per share, basic and diluted	$0.63	$1.51	$4.50	$2.62

Daily Opex

Daily opex are calculated as vessel operating expenses and technical management fees divided by calendar days, for the relevant periods.

Daily opex per vessel is an alternative performance measure that provides meaningful information to our management with regards to our vessels’ efficiency and deployment. Our calculation of daily opex, including management fees, may deviate from that reported by other companies.

The following table sets forth our computation of daily opex (unaudited) for the periods presented:

	For the Three months ended December 31,		For the Twelve months ended December 31,
USD	2023	2022	2023	2022
Vessel operating expenses	$10,568,601	$9,620,319	$41,742,285	$35,740,460
Management fees	1,159,200	1,159,200	4,599,000	4,381,200
Total vessel operating expenses	$11,727,801	$10,779,519	$46,341,285	$40,121,660
Calendar days	1,288	1,288	5,110	4,868
Daily Opex	$9,105	$8,369	$9,069	$8,242
Daily Opex excluding management fees	$8,205	$7,469	$8,169	$7,342

Forward-Looking Statements

This communication contains “forward-looking statements”, including as defined under U.S. federal securities laws. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts or that are not present facts or conditions. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “hope,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. The Company’s actual results could differ materially from those anticipated in forward-looking statements for many reasons, including as described in the Company’s filings with the U.S. Securities and Exchange Commission. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Factors that could cause actual results to differ materially include, but are not limited to, the Company’s operating or financial results; the Company’s liquidity, including its ability to service its indebtedness; competitive factors in the market in which the Company operates; shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations; broader market impacts arising from war (or threatened war) or international hostilities; risks associated with pandemics (including COVID-19), including effects on demand for oil and other products transported by tankers and the transportation thereof; and other factors listed from time to time in the Company’s filings with the U.S. Securities and Exchange Commission. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based. You should, however, review the factors and risks the Company describes in the reports it files and furnishes from time to time with the U.S. Securities and Exchange Commission, which can be obtained free of charge on the U.S. Securities and Exchange Commission’s website at www.sec.gov.